Exhibit 99.1

Nano Dimension Announces Formal Offer to Acquire Stratasys for $18.00 Per Share to Create Additive Manufacturing Industry Leader

All-Cash Offer Represents a 36% Premium to Unaffected Closing Stock Price as of March 1, 2023

Combination Would Create the Global Leader in 3D Printing with Unparalleled Portfolio of Materials, Software, and Deep Learning Together with Strong Sales Channel Control

Company Has Had Communications with Stratasys and Will Continue to Work Towards a Mutually Acceptable Definitive Agreement

Waltham, Mass., March 09, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today announced that it has made a formal, non-binding offer to acquire Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys”) for $18.00 per share in cash (the “Proposed Transaction”). As expressed in Nano Dimension’s announcement on July 18, 2022, the Company views Stratasys as a strategic, complementary asset in the relatively mature polymer-based AM market segment. The Proposed Transaction would create a market leader with unparalleled portfolio of materials, software, and deep learning with a go-to-market strength in the form of sales channels. Nano Dimension’s management has held constructive, informal discussions with Stratasys regarding the offer and the merits of the combination.

Under the terms of the proposal, Nano Dimension, which has been the largest shareholder of Stratasys since July 2022 and currently owns approximately 14.5% of Stratasys’ outstanding shares (13.7% on a fully diluted basis1), would acquire the remaining shares of Stratasys for total consideration of approximately $1.1 billion in cash. The offer price reflects a premium of 36% to the unaffected closing trading price as of March 1, 2023, and a 31% premium to the 60-day VWAP through March 1, 2023. The proposal delivers immediate and certain value to Stratasys’ shareholders and vastly strengthens the company’s ability to capitalize on opportunities and navigate the challenges of the current environment.

Nano Dimension believes a combination of the two companies will unlock superior near-, medium- and long-term growth and value creation opportunities, including:

●	Establish a Market-Leading Portfolio of Complementary Systems, Materials, Software, and Complete Solutions: Stratasys is positioned as a leader in the developed market for premium polymer-based 3D printing systems, material and consumables, with fused deposition modeling (FDM) and PolyJet AM machines for prototyping, while Nano Dimension is a pioneer in the high growth segments of 3D printing for some of the most challenging applications, including electronics, microfabrication, and high-performance components. The combination will create an unmatched platform with an unrivaled portfolio of AM for manufacturing capabilities, complemented by a new suite of high growth products which, when combined, best position the Company for continued success.

[1]	Assumes the Company has 70.652 million fully diluted shares outstanding pursuant to the Company’s Annual Report on 20-F filed with the Securities and Exchange Commission on March 3, 2023, and based on a per share price of $18.00.

●	Accelerate Research & Development (R&D): Nano Dimension and Stratasys share a culture of innovation in process engineering and materials science to create cutting-edge technological success. The combined company’s R&D capabilities would be ideally positioned to drive rapid innovation to meet customer needs in the area of 3D printing, including the accelerated deployment of Nano Dimension’s deep learning-based AI group, DeepCube, which is the foundation of its cloud manufacturing platform.

●	Enhance Market Penetration, New Customer Acquisition & Cross-Selling Opportunities: Combining the two companies’ capabilities will increase the opportunity to deepen existing relationships across shared customers and industries by providing more value-added services and solutions, while also presenting new customer acquisition opportunities with an expanded and diversified platform that is unmatched in the industry. The companies’ respective customer relationships, future opportunities in many shared industry verticals, and distinct go-to-market channels will facilitate the sale of a more diverse range of solutions.

●	Generate Significant Synergies: The combination of Nano Dimension and Stratasys will create significant synergies by streamlining the organization of the two companies, including improving cost structure, aligning overhead and go-to-market efforts and yielding efficiencies by combining R&D resources.

●	Provide Attractive Opportunities to Management and Employees: The Proposed Transaction represents a unique opportunity to create significant value for Stratasys management and employees within an enlarged, globally-leading specialty additive manufacturing company, among other career benefits. A key success factor for Nano Dimension to date has been its ability to retain leaders that join the Company through its M&A strategy in the pursuit of shareholder value, and a key aspect of Nano Dimension’s interest in Stratasys is its strong management team, which it intends to retain as part of the combined business.

●	Leader in Growth and Profitability: Most importantly, the companies together will create a business model with an envelope that encompasses growth of both the top-line and bottom-line profitability.

Yoav Stern, Chairman and Chief Executive Officer of Nano Dimension, shared, “We have great respect for Stratasys’ business, including Chief Executive Officer, Dr. Yoav Zeif, who we believe is the architect of Stratasys’ recent positive momentum. Together, Nano Dimension and Stratasys can offer an increasingly exciting set of solutions for customers while becoming better positioned to compete in the AME and AM industries. We believe this is an exceptional opportunity for all stakeholders – shareholders, customers, management, employees, and business partners – of both companies. In recent years the AM market has grown in size and accelerated remarkable technological advancement, and it is on the cusp of its next phase of development and growth. Bringing Stratasys and Nano Dimension together is about positioning both companies to succeed as a combined company and lead the industry into that next phase. With Nano Dimension’s strong culture of innovation and track record of successful merger integration, we expect to unlock significant value for all stakeholders. We look forward to continuing our discussions with Stratasys to reach a mutually acceptable transaction.”

The execution of a definitive merger agreement between Nano Dimension and Stratasys would be subject to due diligence and approval by each company’s Board of Directors and completion of the transaction would be subject to customary closing conditions, including receipt of required regulatory approvals and approval of Stratasys’ shareholders.

Greenhill & Co., LLC and Lazard Frères & Co., LLC are acting as Nano Dimension’s financial advisors, and Sullivan & Worcester LLP is serving as legal advisor.

The full text of the letter delivered to Stratasys by Nano Dimension on March 6, 2023 is included below.

March 6th, 2023
To: The Board of Directors of Stratasys Ltd.
Attn: Dov Ofer, Chairman, and Yoav Zeif, Chief Executive Officer

Dear Mr. Ofer and Mr. Zeif,

As you are aware, for nearly a year now, Nano Dimension Ltd. (collectively with its affiliates, “NANO”) has been a significant shareholder of Stratasys Ltd. (“Stratasys” or the “Company”) and is currently your largest shareholder with approximately 14.5% of the Company’s common stock outstanding (13.7% on a fully diluted basis2).  We made our investment because we have high regard and appreciation for the Company’s achievements. We have been particularly impressed by the Company’s trajectory as a polymers’ Additive Manufacturing (“AM”) pioneer creating the preeminent platform for premium polymers’ 3D printing systems, material and consumables as well as design and other supporting software.  The combination of these capabilities together with strategic acquisitions has positioned the Company as a leading manufacturer of fused deposition modelling (FDM) & PolyJet AM machines for prototyping.

We believe now is the time to combine our two companies and are pleased to present to you this non-binding indicative offer (the “Indicative Offer”), which outlines the principal terms and conditions under which NANO would propose to enter into a business combination with Stratasys (the “Proposed Transaction”).  We are highly confident in the merits of the Proposed Transaction and we strongly believe the offer represents an attractive proposal for all stakeholders of the Company.

[2]	Assumesthe Company has 70.652 million fully diluted shares outstanding per the Company’s 20-F dated March 3, 2023, and based on a share price of $18.00

Transaction Terms

NANO seeks to acquire the remaining approximately 85.5% of Stratasys’ outstanding common shares (86.3% on a fully diluted basis3) that NANO currently does not own.  Under the terms of the Proposed Transaction:

●	NANO will offer all Stratasys shareholders $18.00 per Stratasys share in cash, reflecting a premium of 36% to the closing trading price as of March 1st, 2023 and a 31% premium to the 60-day VWAP, as of March 1st, 2023; this valuation represents a ~24x multiple based on 2022 adjusted EBITDA of $36.1 million[4] and ~21x multiple based on the midpoint of the Company’s 2023 adjusted EBITDA guidance of ~$43 million.[5]

●	A key aspect of NANO’s interest in the Company is the importance of the current management team staying with the combined business. We would expect the current management team to enter into retention programs (performance and time based) for a few years with various mechanisms to qualify for a cash “stay” package. We believe a key success factor for NANO to date has been our ability to retain leaders that join us through our M&A strategy in the pursuit of shareholder value.

Our Indicative Offer remains subject to the conditions set out in this letter and is based on the review of publicly available information on Stratasys, as well as our general knowledge of the industry. The terms of this Indicative Offer are further subject to adjustments based on the conclusions from further due diligence.

Conditions to the Proposed Transaction

Completion of the Proposed Transaction would be subject to customary conditions, including without limitation the following:

●	The completion of our due diligence of the Company, which we expect to primarily include (i) financial and tax review by outside accountants; (ii) reviewing of the Company’s strategy and operations through meetings with the Company’s management team; and (iii) review of legal, intellectual property, environmental, real estate and other customary matters, and NANO’s satisfaction with the results thereof.

●	The negotiation and execution of a mutually acceptable transaction agreement, consistent with transactions of this type.

●	Approval of, and/or consents from, required third parties, lenders and/or governmental regulatory agencies (including HSR and, if required, CFIUS approval).

●	Approval of the transaction agreement and other definitive documentation by our respective Boards of Directors and Stratasys’ shareholders.

●	The Proposed Transaction is not expected to require approval by NANO’s shareholders.

We present an offer that is both all cash and fully financed.  NANO is a public company (Nasdaq: NNDM; www.nano-di.com). We have over US$1 billion of cash and cash equivalents, and no debt.  Given our cash position and access to capital, the Proposed Transaction will not be contingent on obtaining third-party financing.  Our preliminary, unaudited 2022 revenue is over $43M which represents an increase of ~310% over 2021 and 12x+ our 2020 revenue. NANO’s systems are being sold in four continents: ~50% of the revenue is generated in the USA, and the rest in Europe and Asia Pacific, with customers being world leading defense, aerospace, aviation, medical, advance industrial electronics producers, research institutes and printing machine producers.

[3]	Assumes the Company has 70.652 million fully diluted shares outstanding per the Company’s 20-F dated March 3, 2023, and based on a share price of $18.00

[4]	Per the March 2, 2023, earnings release, adjusted from $2.1 million

[5]	March 2, 2023 earnings release indicates expected adjusted EBITDA for 2023 in the range of $35-$50 million

Cooperation

We are prepared to focus our efforts on the Proposed Transaction and are confident we can complete our due diligence and negotiate all definitive documentation within 30 days.  Notwithstanding the foregoing, we would expect to jointly agree on the appropriate timeline to best position the Proposed Transaction for future success.  We are willing to dedicate meaningful financial and personnel resources to this project and would expect a similar level of commitment from the Company.

Advisors

We have retained Greenhill & Co., LLC (“Greenhill”), Lazard Frères & Co., LLC (“Lazard”) and Sullivan & Worcester LLP (“Sullivan”) to advise us on this Proposed Transaction.  Any notification under this agreement and any email exchanged by parties shall be conducted with NANO’s advisors at the addresses stipulated below:

[Personal advisor details omitted for privacy.]

This Indicative Offer is not intended to be a binding contract between us or an offer by us capable of acceptance, but rather it is a proposal to confirm NANO’s interest in Stratasys and to facilitate further discussions.  NANO and Stratasys will be bound only in accordance with the terms and conditions to be negotiated and contained in mutually executed definitive documentation.  This letter shall be governed by and construed in accordance with the laws of New York, USA, without regard to principles of conflicts of law.

I would like to reiterate our sincere interest and enthusiasm in pursuing this opportunity with Stratasys.  I am prepared to marshal our resources to begin the process immediately and expeditiously complete due diligence and reach an agreement on definitive documentation. We appreciate your prompt consideration of our proposal.  On behalf of NANO’s management team and Board of Directors, I look forward to working with you in pursuit of this compelling combination.

Please understand that we strongly prefer to engage in a mutually agreed upon collaborative process in order to work towards an agreement that will deliver significant value to your shareholders.  We hope that our offer will result in a swift response, engagement and an agreement on a transaction between the two companies.  To that end, we expect to hear back from you and your board no later than March 13th, 2023, at 12:00 PM ET (17:00 Israel Time).

We remain available both personally as well as through our advisers to elaborate on our Indicative Offer.

Sincerely,
Nano Dimension Ltd.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential benefits and advantages of the Proposed Transaction, the potential for a definitive agreement and growth and value creation opportunities. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. The execution of a definitive merger agreement between Nano Dimension and Stratasys would be subject to approval by each company’s Board of Directors and completion of the transaction would be subject to customary closing conditions, receipt of required regulatory approvals and approval of Stratasys shareholders. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACTS

Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com